SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 2)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 667-6632

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,867,903,632	$133,182

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,886,212 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,915,962 Shares issued and outstanding as of March 5, 2010, as reported in Casey’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Casey’s Form 10-Q”) and (ii) 970,250 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of January 31, 2010 as reported in the Casey’s Form 10-Q.

**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,182	Filing Parties:	ACT Acquisition Sub, Inc.

			Alimentation Couche-Tard Inc.

Form or Registration No.:	SC TO-T	Date Filed:	June 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2010, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 7, 2010 (as amended, the “Schedule TO”) by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1	THROUGH 11.

The Offer to Purchase is hereby amended as follows:

1.      In the “Summary Term Sheet”, the paragraph under the question “What does the Board of Directors of Casey’s General Stores think of the offer?” is hereby amended and restated in its entirety to read as follows:

“The Board of Directors of Casey’s General Stores rejected earlier proposals by Alimentation Couche-Tard to acquire all outstanding Shares for $36.00 per Share in cash and declined to negotiate a mutually acceptable merger agreement with us. On June 8, 2010, Casey’s General Stores issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with the offer, announcing its Board of Directors’ recommendation that shareholders of Casey’s General Stores reject the offer and not tender Shares in the offer. See Section 10 — ‘Background of the Offer.’”

2.	The following paragraph is hereby added at the end of Section 10 — “Background of the Offer”:

“On June 8, 2010, Casey’s issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC, announcing its Board of Directors’ recommendation that shareholders of Casey’s General Stores reject the Offer and not tender Shares in the Offer.”

3.      The second paragraph under the caption “Antitrust” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the requirements of the HSR Act, on June 10, 2010, Couche-Tard filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59

p.m., New York City time, on June 25, 2010, unless early termination of the waiting period is granted. Before such time, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Couche-Tard. If such request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Couche-Tard has substantially complied with such request. The waiting period will not be affected either by the failure of Casey’s (as opposed to Couche-Tard) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.”

4.      The following paragraph is hereby added at the end of Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions”:

“Litigation. On June 11, 2010, Casey’s filed a lawsuit in the United States District Court in the Southern District of Iowa Central Division against Couche-Tard and Purchaser. In the action, captioned Casey’s General Stores, Inc. v. Alimentation Couche-Tard Inc., et al., Civil Action No. 4:10-cv-265, Casey’s alleges, among other things, that Couche-Tard violated Section 14(e) of the Exchange Act and Rule 14e-8 promulgated thereunder and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in connection with statements by Couche-Tard relating to the commencement of the Offer and certain sales of Shares by Couche-Tard. Casey’s is seeking, among other things, (i) a declaration that Couche-Tard violated Section 14(e) of the Exchange Act and Rule 14e-8 promulgated thereunder and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and (ii) an order enjoining Couche-Tard and Purchaser from taking further steps to consummate the Offer and Proposed Merger. Couche-Tard and Purchaser believe this lawsuit is without merit and intend to vigorously defend themselves against these claims.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 11, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/s/ Raymond Paré
Name: Raymond Paré Title: Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/s/ Raymond Paré
Name: Raymond Paré Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on June 2, 2010.*
(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*
(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*
(a)(5)(C)	Investor Presentation, dated June 2010.*
(a)(5)(D)	Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*
(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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